UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2024

Commission File Number: 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.

(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.

(Translation of registrant’s name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Free translation into English

COMPAÑIA DE MINAS BUENAVENTURA S.A.A.

February 22, 2024

Messrs.

Superintendence of Capital Markets

MATERIAL INFORMATION: Notice of Resolutions of the convened Shareholders’ Meeting

As required by the Regulation on Material and Reserved Information, approved by Resolution SMV No. 005-2014-SMV/01, we inform you that:

Legal Entity: COMPAÑIA DE MINAS BUENAVENTURA S.A.A.

Type of Meeting: General Shareholders’ Meeting Date: 02/22/2024

Time: 09:00 a.m.

Description of Material Event: THE GENERAL SHAREHOLDERS’ MEETING APPROVED BY MAJORITY VOTE THE ONLY ITEM ON THE AGENDA

Comments:

The following matters were discussed:

- Partial amendment of the Company’s Bylaws: Article twenty-ninth: Revised wording: “Article twenty-ninth. - The Board of Directors is elected by the General Shareholders’ Meeting. It is not necessary to be a shareholder to serve as a director. The Board of Directors may be removed at any time at the General Shareholders’ Meeting, in the terms stated in the second to last paragraph of Article twenty-fifth of these Bylaws. The Board of Directors shall be composed of nine members.”

Best,

DANIEL DOMINGUEZ VERA

MARKET RELATIONS OFFICER

COMPAÑIA DE MINAS BUENAVENTURA S.A.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Date: February 26, 2024	By:	/s/ DANIEL DOMÍNGUEZ VERA
	Name:	Daniel Domínguez Vera
	Title:	Market Relations Officer